Notes to the Consolidated Financial Statements
12    Earnings (loss) per ordinary share

	2017	2016	2015
	US cents per share
Basic earnings (loss) per ordinary share	(46)	15	(20)
- Continuing operations	(46)	15	8
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($191m) (2016: $63m; 2015: $31m) and 415,440,077 (2016: 412,585,042; 2015: 409,606,858) shares being the weighted average number of ordinary shares in issue during the financial year.

- Discontinued operations	—	—	(28)
The calculation of basic earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2016: nil; 2015: ($116m)) and 415,440,077 (2016: 412,585,042; 2015: 409,606,858) shares being the weighted average number of ordinary shares in issue during the financial year.

Diluted earnings (loss) per ordinary share	(46)	15	(20)
- Continuing operations	(46)	15	8
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of ($191m) (2016: $63m; 2015: $31m) and 415,440,077 (2016: 414,706,400; 2015: 411,371,341) shares being the diluted number of ordinary shares.

- Discontinued operations	—	—	(28)
The calculation of diluted earnings (loss) per ordinary share is based on profits (losses) attributable to equity shareholders of nil (2016: nil; 2015: $(116m)) and 415,440,077 (2016: 414,706,400; 2015: 409,606,858) shares being the diluted number of ordinary shares.

In calculating the basic and diluted number of ordinary shares outstanding for the year, the following were taken into consideration:

	Number of shares
	2017	2016	2015
Ordinary shares	409,265,471	407,519,542	404,747,625
Fully vested options and currently exercisable(1)	6,174,606	5,065,500	4,859,233
Weighted average number of shares	415,440,077	412,585,042	409,606,858
Dilutive potential of share options	—	2,121,358	—
Fully diluted number of ordinary shares	415,440,077	414,706,400	409,606,858

Figures in millions	US Dollars
In calculating the diluted earnings (loss) attributable to equity shareholders, the following were taken into consideration:
Profit (loss) attributable to equity shareholders	(191)	63	(85)

(1)
Employee compensation awards are included in basic earnings per share from the date that all necessary conditions have been satisfied and it is virtually certain that shares will be issued as a result of employees exercising their options.

Figures in millions	2017	2016	2015
	US Dollars
Headline earnings (loss)
The profit (loss) attributable to equity shareholders was adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders from continuing and discontinued operations	(191)	63	(85)
Net impairment (impairment reversal) and derecognition of assets	298	(16)	2
Net (profit) loss on disposal of assets	(8)	4	9
Special items of associates and joint ventures	—	—	3
Exchange loss on foreign currency translation reserve release	—	60	—
Taxation on items above	(72)	—	(2)
	27	111	(73)

	US Cents
Basic headline earnings (loss) per share
The calculation of basic headline earnings (loss) per ordinary share is based on basic headline earnings (losses) of $27m (2016: $111m; 2015: ($73m)) and 415,440,077 (2016: 412,585,042; 2015: 409,606,858) shares being the weighted average number of ordinary shares in issue during the year.	6	27	(18)
Diluted headline earnings (loss) per share
The calculation of diluted headline earnings (loss) per ordinary share is based on diluted headline earnings (losses) of $27m (2016: $111m; 2015: ($73m)) and 415,440,077 (2016: 414,706,400; 2015: 409,606,858) shares being the weighted average number of ordinary shares in issue during the year.	6	27	(18)